EXHIBIT A

CERAGON NETWORKS REPORTS SECOND QUARTER 2008
FINANCIAL RESULTS

        TEL AVIV, Israel, July 21, 2008 – Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), a leading provider of high-capacity Ethernet and TDM wireless backhaul solutions, today reported results for the second quarter which ended June 30, 2008.

        Revenues for the second quarter of 2008 were $55.2 million, up 47.9% from $37.3 million for the second quarter of 2007 and 17% from $47.2 million in the first quarter of 2008.

        Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the second quarter of 2008 was $15.5 million or $0.42 per basic share and $0.40 per diluted share, compared to net income of $2.9 million in the second quarter of 2007, or $0.10 per basic share and $0.09 per diluted share.

        Net income in the second quarter of 2008, included a tax benefit of $11.2 million, reflecting mainly the future benefit of the Company’s net operating losses. As a result of having established a pattern of profitability, accounting rules required the Company to create a deferred tax asset in the same amount, which will be utilized over time as taxes on income.

        On a non-GAAP basis, net income for the second quarter, excluding $654,000 of equity-based compensation expenses and a tax benefit of $11.2 million, was $4.9 million, or $0.13 per basic and diluted share. Non-GAAP net income for the second quarter of 2007 was $3.3 million, or $0.12 per basic share and $0.11 per diluted share. The growth in non-GAAP net income in the second quarter of 2008 was 50% when compared to the second quarter of 2007 (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        Gross margin on a GAAP basis in the second quarter of 2008 was 33.9% of revenues. Gross margin on a non-GAAP basis in the second quarter of 2008 was 34.0% of revenues.

        Cash and cash investments at the end of the quarter were $108 million. During the second quarter $7.4 million was paid to the Israeli Office of the Chief Scientist (“OCS”) to retire all the debt remaining from the arrangement reached with the OCS in December 2006.

        “The global trends driving our business continue to strengthen,” said Ira Palti, President and CEO of Ceragon. “Q2 revenues exceeded expectations, setting another new record.   Q2 results reflected the growth in the Asia Pacific region as well as excellent demand from our OEM customers.  Our book-to-bill ratio for the quarter continues to be above one, which puts us on track to grow more than 35% in 2008. We are also encouraged by the increasing interest in our IP solutions, which is building faster that we expected. We are working on numerous opportunities, including both migration to IP and new IP-based networks.”

        A conference call discussing Ceragon’s results for the second quarter of 2008, business conditions, outlook and guidance, will take place today, July 21, 2008, at 9:00 a.m. (EDT). Investors can join the Company’s teleconference by calling (800) 230-1059 or international (612) 332-0107 at 8:50 a.m. EDT.

        Investors are also invited to listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp selecting the webcast link, and following the registration instructions.

        If you are unable to join us live, the replay numbers are: (800) 475-6701 or international (320) 365-3844, Access code 931228 .

        A replay of both the call and the webcast will be available through August 21, 2008.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

        This press release may contain statements concerning Ceragon’sfuture prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’sAnnual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Ceragon Reports Second Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30,
	2008	2007	2008	2007

Revenues	$102,402	$71,273	$55,226	$37,337

Cost of revenues	67,019	45,462	36,504	23,835

Gross profit	35,383	25,811	18,722	13,502

Operating expenses:
Research and development	9,958	6,950	5,139	3,460
Selling and marketing	15,124	11,465	8,098	6,215
General and administrative	3,217	2,134	1,856	1,015

Total operating expenses	$28,299	$20,549	$15,093	$10,690

Operating profit	7,084	5,262	3,629	2,812
Financial income, net	1,625	222	807	49

Income before taxes	8,709	5,484	4,436	2,861

Tax benefit	11,048	-	11,048	-

Net Income	$19,757	$5,484	$15,484	$2,861

Basic net earnings per share	$0.53	$0.20	$0.42	$0.10

Diluted net earnings per share	$0.51	$0.18	$0.40	$0.09

Weighted average number of shares used
in computing basic net earnings per
share	36,959,822	28,047,219	36,976,800	28,488,649

Weighted average number of shares used
in computing diluted net earnings
per share	38,870,505	29,934,518	38,910,727	30,715,442

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Ceragon Reports Second Quarter 2008 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30, 2008	December 31, 2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,498	$58,650
Short-term bank deposits	23,467	25,997
Marketable securities	9,725	6,399
Trade receivables, net	57,438	40,533
Deferred taxes	6,267	-
Other accounts receivable and prepaid expenses	11,302	10,888
Inventories	36,926	36,763

Total current assets	$185,623	$179,230

LONG-TERM INVESTMENTS:
Long-term bank deposits	9,199	12,030
Long-term marketable securities	25,389	18,665
Severance pay funds	4,289	3,268
Deferred taxes	5,765	-

Total long-term investments	44,642	33,963

PROPERTY AND EQUIPMENT, NET	6,419	4,447

Total assets	$236,684	$217,640

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$35,830	$25,173
Deferred revenues	2,806	6,702
Other accounts payable and accrued expenses	8,717	14,935

Total current liabilities	$47,353	$46,810

LONG-TERM LIABILITIES
Accrued severance pay	6,646	5,286
Other payables	-	4,650

Total long-term liabilities	$6,646	$9,936

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	91	91
Additional paid-in capital	283,462	281,086
Other comprehensive income (loss)	(62)	280
Accumulated deficits	(100,806)	(120,563)

Total shareholders' equity	182,685	160,894

Total liabilities and shareholders' equity	$236,684	$217,640

Ceragon Reports Second Quarter 2008 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Cash flow from operating activities:
Net income	$15,484	$2,861	$19,757	$5,484
Adjustments to reconcile net income to net cash
used in operating activities:

Depreciation	464	315	856	635
Stock-based compensation expense	654	432	1,298	822
Decrease (increase) in trade and other
receivables, net	(18,527)	1,506	(17,599)	1,026
Increase in inventory	(2,758)	(3,859)	(163)	(8,670)
Increase in trade payables and accrued liabilities	8,162	868	3,696	371
Increase (decrease) in deferred revenues	(1,822)	(2,394)	(3,896)	1,447
Increase in deferred tax asset	(11,207)	-	(11,207)	-
Decrease in long term payable	(2,232)	(38)	(4,650)	(2,015)
Other adjustments	179	3	160	(34)

Net cash used in operating activities	$(11,603)	$(306)	$(11,748)	$(934)

Cash flow from investing activities:
Purchase of property and equipment ,net	(805)	(499)	(1,839)	(973)
Investment in short and long-term bank deposit	(20,365)	-	(33,574)	-
Proceeds from short and long-term bank deposits	22,957	482	39,014	3,819
Investment in held-to-maturity marketable securities	-	-	(14,000)	(1,200)
Proceeds from maturities of held-to-maturity
marketable securities	1,950	855	4,050	4,239

Net cash provided by (used in) investing activities	$3,737	$838	$(6,349)	$5,885

Cash flow from financing activities:
Proceeds from exercise of options	66	4,155	275	5,318
Issuance costs	-	-	(330)	-

Net cash provided by (used in) financing activities	$66	$4,155	$(55)	$5,318

Increase (decrease) in cash and cash equivalents	$(7,800)	$4,687	$(18,152)	$10,269

Cash and cash equivalents at the beginning of the
period	48,298	15,752	58,650	10,170

Cash and cash equivalents at the end of the period	$40,498	$20,439	$40,498	$20,439

Ceragon Reports Second Quarter 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$55,226			$55,226	$37,337
Cost of revenues	36,504	68	(*)	36,436	23,802

Gross profit	18,722			18,790	13,535

Operating expenses:
Research and development	5,139	124	(*)	5,015	3,393
Selling and marketing	8,098	291	(*)	7,807	6,060
General and administrative	1,856	171	(*)	1,685	838

Total operating expenses	$15,093			$14,507	$10,291

Operating profit	3,629			4,283	3,244
Financial income, net	807			807	49

Income before taxes	4,436			5,090	3,293

Tax benefit (tax on income)	11,048	11,207	(**)	(159)	-

Net income	$15,484			$4,931	$3,293

Basic net earnings per share	$0.42			$0.13	$0.12

Diluted net earnings per share	$0.40			$0.13	$0.11

Weighted average number of shares used in
computing basic net earnings per share	36,976,800			36,976,800	28,488,649

Weighted average number of shares used in
computing diluted net earnings per share	38,910,727			38,910,727	30,715,442

Total adjustments		10,553

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

(**) Adjustment related to creation of deferred tax asset.

Ceragon Reports Second Quarter 2008 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2008				2007
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$102,402			$102,402	$71,273
Cost of revenues	67,019	137	(*)	66,882	45,400

Gross profit	35,383			35,520	25,873

Operating expenses:
Research and development	9,958	284	(*)	9,674	6,821
Selling and marketing	15,124	570	(*)	14,554	11,162
General and administrative	3,217	307	(*)	2,910	1,806

Total operating expenses	$28,299			$27,138	$19,789

Operating profit	7,084			8,382	6,084
Financial income, net	1,625			1,625	222

Income before taxes	8,709			10,007	6,306

Tax benefit (tax on income)	11,048	11,207	(**)	(159)	-

Net Income	$19,757			$9,848	$6,306

Basic net earnings per share	$0.53			$0.27	$0.22

Diluted net earnings per share	$0.51			$0.25	$0.21

Weighted average number of shares used in
computing basic net earnings per share
	36,959,822			36,959,822	28,047,219

Weighted average number of shares used in
computing diluted net earnings per share
	38,870,505			38,870,505	29,934,518

Total adjustments		9,909

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

(**) Adjustment related to creation of deferred tax asset.

Ceragon Reports Second Quarter 2008 Results

Contact: Vered Shaked
Investor Relations Manager
Ceragon Networks Ltd.
Int'l +(972) 52 573 5513
US (201) 853 0228
vereds@ceragon.com